Steven M. Skolnick Partner	One Lowenstein Drive Roseland, New Jersey 07068 T: (973) 597-2476 F: (973) 597-2477 E: sskolnick@lowenstein.com

August 11, 2023

Via Edgar

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Trade & Services

Washington, DC 20549

Attn:	Aamira Chaudhry
Doug Jones

RE:	Loop Media, Inc.
Form 10-K for Fiscal Year Ended September 30, 2022
File No. 001-41508

Ladies and Gentlemen:

This letter sets forth the response of Loop Media, Inc. (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 6, 2023 (the “Comment Letter”), which was in response to the Company’s letter to the Commission dated April 20,2023, with respect to the Company’s Annual Report on Form 10-K for the year ended September 30, 2022, as filed with the SEC on December 20. 2022 (the “Annual Report”). As discussed with the Staff, neither the Company nor the undersigned received a copy of the Comment Letter until July 20, 2023.

For your convenience, the Staff’s comment is reprinted in bold below, followed by the Company’s response thereto.

The Company has authorized us to respond to the Comment Letter as follows:

Item 1. Business

The Loop Platform

O&O Platform and OOH Locations, page 11

1.	Here and numerous places elsewhere you use the acronym "DOOH." Please explain to us and disclose what this means and how it relates to "OOH" locations.

United States Securities and Exchange Commission	August 11, 2023

Response:

The Company acknowledges the Staff’s comment and will include a definition of DOOH, as set forth below in its future filings with the Commission.

Digital out of home (“DOOH”) is a form of media that is delivered digitally outside of the home on billboards, signage, displays, televisions, and other devices in out of home (“OOH”) locations, including restaurants, retail shops, healthcare facilities, sports and entertainment venues, and other public or non-residential spaces.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations

Gross Profit Margin, page 58

2.	The second sentence under Partner Platform on page 5 of your response to comment 3 appears to be useful information in further explaining the lower gross profit margin for the Partner Platform disclosed on page 58. Please consider expanding your disclosure accordingly.

Response:

The Company acknowledges the Staff’s comment and has included the additional disclosure set forth below in its Form 10-Q for its quarter ended June 30, 2023 filed on August 9, 2023, and will include in future filings, with the Commission:

The Company curates the content and develops the infrastructure required to create advertising inventory available for purchase in the Company’s O&O Platform (defined below) business. For the Partner Platform (defined below) business, the infrastructure is developed by the owners or operators of the third-party digital platforms, with the Company gaining access to such third-party platform for the delivery of advertising sales services by the Company to such owners and operators. The Company may also deliver curated content on the Partner Platform, in instances where the owners or operators of such platform do not provide their own content for streaming on the platform.

United States Securities and Exchange Commission	August 11, 2023

Liquidity and Capital Resources

Cash Flows ...

Net Cash Flow From/Used In Operating Activities, page 61

3.	Refer to your response to comment 2. Please note your present disclosure discussing items impacting results reported on the accrual basis of accounting does not necessarily adequately explain how actual cash for operating activities was impacted. Also note your present disclosure discussing aspects of your cash flows from operations that breaks out amounts related to each component primarily focuses on noncash items that do not affect cash. Refer to section IV.B.1 of Release No. 33-8350 and revise your disclosure as appropriate.

Response:

The Company acknowledges the Staff’s comment and has included the additional disclosure set forth below in its Form 10-Q for its quarter ended June 30, 2023 filed on August 9, 2023, and will include in future filings, with the Commission:

Historically, the Company’s principal sources of cash used in operating activities have included proceeds from the issuance of common stock, preferred stock and warrants and proceeds from the issuance of debt.

The primary drivers in the reduction in cash flows was due to reduced revenues resulting in lower receivables, coupled with the increased expenses related to SG&A resulting in increased accounts payable. The overall net impact was lower cash flows period over period.

Although historically the Company has reported significant recurring losses as well as negative cash flows used in operations, it intends to meet future cash requirements and maintain operations by reducing overall operating expenses and continuing to focus on increasing the scope and size of the Loop Platform and the scale and number of advertising revenue opportunities that may be available. In addition, the Company will continue to rely on equity and debt capital raising activities, including sales of its common stock under its Sales Agreement (the Company’s “at-the-market” facility, which has been disclosed in its filings with the Commission), to fund its operations.

United States Securities and Exchange Commission	August 11, 2023

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue recognition, page F-13

4.	The chart on page 11 indicates your customers are (i) OOH locations for the O&O Platform and (ii) third parties with their own distribution platform for the Partner Platform. On page F-13 it appears your customers are advertising demand partners, advertising agencies and direct advertisers and sponsors because you state amounts billed to these parties are recorded as revenues. Please clarify for us who your customers are for each platform and for each customer type within each platform how you (a) generate revenue from the customer and (b) incur the associated cost of revenue and what these costs consist of. In connection with this, explain to us precisely what your performance obligation is (i.e., the service you provide) for each customer type within each platform and how you fulfil the performance obligation.

Response:

The Company acknowledges the Staff’s comment and has included the additional disclosure set forth below in its Form 10-Q for its quarter ended June 30, 2023 filed on August 9, 2023, and will include in future filings, with the Commission:

The Company offers hand-curated music video content licensed from major and independent record labels, as well as non-music video content. The Company distributes this content and advertising inventory to digital screens located in OOH locations primarily through (i) our owned and operated platform (the “O&O Platform”) of Loop Media-designed “small-box” streaming Android media players (or “Loop Players”) and legacy ScreenPlay computers and (ii) through screens on digital platforms owned and operated by third parties (each a “Partner Platform” and collectively, the “Partner Platforms,” and together with the O&O Platform, the “Loop Platform”).

The Company has two primary constituents that are included in its customer base; the OOH locations it services and the advertisers who purchase advertising inventory on the Loop Platform. The Company earns revenue from these customers primarily by selling advertising inventory on the Loop Platform and by collecting subscription fees from our O&O Platform owners and operators that are streaming advertising-free content.

The O&O Platform

The Company delivers content across its O&O Platform to the owners and operators of OOH locations who sign up for the Company’s media service. The Company sells advertising impressions contained in the content streams to demand sources, including DSPs, SSPs and advertisers, who pay the Company to fill those impressions and have their ads delivered into the OOH locations that utilize the Company’s services. The Company also allows OOH locations on its O&O Platform to access the Company’s media service without advertisements by paying a monthly subscription fee.

United States Securities and Exchange Commission	August 11, 2023

From a business operations standpoint, for the O&O Platform business, the Company views its customers as the owners and operators of the OOH locations that use the Company’s content services to engage and entertain the customers that visit the OOH locations.

The Company’s customer services team works with the owners and operators of OOH locations in our O&O Platform to ensure our customers are being properly serviced and addressing any questions about the service, content, advertising performance and other matters.

From an accounting standpoint, for the O&O Platform business, the Company’s customers are considered to be those persons that provide revenue to the Company, which includes the owners and operators of the OOH locations that utilize a subscription-based service and the advertising demand sources (including DSPs, SSPs and advertisers) that purchase our advertising inventory on the O&O Platform. From an accounting standpoint, the owners and operators of the OOH locations utilizing a free advertising-based service on our O&O Platform are not our customers. Instead, it is the advertising demand sources that are our customers because they are providing revenue to the Company (by way of purchasing advertising inventory) for the streaming of content to those OOH locations utilizing an ad-free service.

The Company records cost of revenue in the O&O Platform business certain costs and expenses associated with operating such business, including the cost of content, streaming costs, and content hosting fees. The Company procures content from third parties though licensing fees or by purchasing the content outright. The cost of content is the single largest component of the cost of revenue associated with the O&O Platform business.

The Partner Platform

The Company provides advertising demand services to third parties by selling ad impressions available on the Partner Platform to advertising demand sources (including DSPs, SSPs and advertisers) who pay the Company to fill those impressions and have ads delivered across the Partner Platform. If the advertising impressions are filled with advertisements the Company will fulfill its obligation and be paid as the publisher of the advertisement. If advertising impressions are not purchased, the content will play without advertisements and no revenue will be earned by the Company.

United States Securities and Exchange Commission	August 11, 2023

From a business operations standpoint, the Company’s customers are, for its Partner Platform services, the owners and operators of the third-party digital platforms that utilize the Company’s content and advertising services, which enables such third parties to better monetize the screens on their digital platforms. The Company may, in certain instances, also provide content across the Partner Platform.

The Company’s customer services team works with the owners and operators of OOH locations in our O&O Platform and the owners and operators of third-party digital platforms in our Partner Platforms to ensure our customers are being properly serviced and addressing any questions about the service, content, advertising performance and other matters.

From an accounting standpoint, for the Partner Platform business, the Company’s customers are the advertising demand sources (including DSPs, SSPs and advertisers) because they are providing revenue to the Company (by way of purchasing advertising inventory) for the streaming of content across the Partner Platform. The Partner Platform business operates a free ad-supported business model and has not subscription fees.

The Company deducts from the revenue it generates in the Partner Platform business certain costs and expenses associated with operating such business (including streaming costs and content hosting) fees and then allocates the remaining revenue between the Company and the third-party digital platform provider, based on pre-agreed negotiated percentages. The percentage of revenue it passes along to third-party digital platform providers is recorded as cost of revenue, which is the Company’s single largest cost of revenue for the Partner Platform.

5.	Please explain to us the difference between “advertising demand partners,” “advertisers” and "sponsors."

Response:

The Company acknowledges the Staff’s comment and supplementally responds as follows:

Advertising

An advertiser is a corporation, organization, government, or other entity that advertises its products and/or services or delivers a public service message to individuals or groups of individuals.

United States Securities and Exchange Commission	August 11, 2023

An advertiser may or may not engage an advertising agency to determine how best to publish its advertisements, including digital publication through programmatic advertising. Programmatic advertising is the automation of buying and selling advertisements electronically primarily through real-time bidding, with ads placed in seconds on digital platforms.

Advertising agencies (and advertisers) may engage advertising demand partners, in respect of their programmatic advertising needs, including demand-side platforms (“DSPs”) and supply-side platforms (“SSPs”).

A DSP is a programmatic advertising platform that advertisers, media buyers and agencies use to automate the process of buying ad inventory. A DSP can automate the decision-making process for advertisers, including how much to bid for an ad in real-time. DSPs make the ad-buying process significantly faster and more efficient and gives advertisers access to publishers of digital content and ads, like the Company.

An SSP is a platform that aggregates publisher inventory for demand sources (including DSPs) to allow demand sources to evaluate and potentially purchase ad impressions. SSPs give publishers the opportunity to auction ad inventory (ad impressions), fill the ad inventory and earn revenue from the publishing of ads.

Sponsorship

A sponsor is a company or other entity that pays the Company to promote the sponsor’s services or products in the Company’s OOH locations in our O&OM Platform business. The sponsor’s promotion of its products and services would likely be targeted to a specific content channel, playlist or company event that aligns with the sponsors brand or messaging.

6.	You state you distribute your content and advertising inventory through your O&O Platform and Partner Platform. Please explain to us how the content and advertising inventory is yours and whether such was created or purchased by you. Explain to us what this content and advertising inventory consists of. In connection with this, you disclose in regard to your revenue model for the Partner Platform that content delivered may be content sourced by your Partner Platform clients or by Loop. Explain to us what this means and how it relates to your generation of revenue.

Response:

The Company acknowledges the Staff’s comment and supplementally responds as follows:

The Company offers hand-curated music video content licensed from major and independent record labels, including Universal Music Group (“Universal”), Sony Music Entertainment (“Sony”), and Warner Music Group (“Warner” and collectively with Universal and Sony, the “Music Labels”), as well as non-music video content, which is predominantly licensed or acquired (though a one-time purchase) from third parties, including action sports clips, drone and atmospheric footage, trivia, news headlines, lifestyle channels and kid-friendly videos, as well as movie, television and video game trailers, amongst other content. The Company provides to its O&O Platform clients music video channels, non-music channels and channels of original content developed using licensed or purchased content that is then reformatted into short-form content suitable for commercial use.

United States Securities and Exchange Commission	August 11, 2023

The screens in the Company’s Partner Platform business may deliver content that the Company curates and delivers or content that is provided by the owners and operators of third-party digital platforms. The Company makes available to its Partner Platform customers channels of original content developed using licensed or purchased content that is then reformatted into short-form content suitable for commercial use.

The advertising inventory (or advertising impressions) is available within and around the content delivered on the Loop Platform. The Company makes “ad calls” to SSPs/DSPs to inform them that the Company could deliver advertisements across its O&O and Partner Platforms if a price to be paid to the Company to publish the advertisement is agreed. If the advertising impression is “filled” with an advertisement from an SSP/DSP on behalf of an advertiser, then the ad is played on the streaming video feed in the relevant OOH location and the Company will recognize revenue generated from filling the ad impression. If the ad impression is not filled, then no ad plays and the content will continue to stream across the Loop Platform as if no ad impression was requested to be played and no revenue will be recognized by the Company.

7.	You disclose you expanded advertising sales directly to companies that seek to advertise on your platform and to companies interested in providing sponsorship of your content if any. Through such arrangements you may receive payments from a company in return for allowing such company to be associated with one of your channels, playlists, other content or company events. Please explain to us how this relates to your advertising based revenue model and your accounting for the payments received and associated costs.

Response:

The Company acknowledges the Staff’s comment and supplementally responds as follows:

Direct advertising sales are sales of the Company’s advertising impressions where the Company is in direct contact and negotiation with the advertiser, its DSP and/or its advertising agency and a commercial advertising arrangement is agreed between the relevant parties outside of the automated real-time auction-based process of the Company’s programmatic advertising business model. The recognition of revenue for direct advertising sales is very similar to the revenue recognition for programmatic advertising, with the Company recognizing revenue from advertisers upon filling advertising impressions with advertisements Revenue from direct advertisements do not currently represent a significant portion of the Company’s revenues. The Company does not currently have any sponsorships of its channels, playlists or other content or company events.

United States Securities and Exchange Commission	August 11, 2023

8.	You disclose you derive revenues from providing advertising impressions to advertisers looking to advertise in OOH locations across the Loop Platforms. Please explain to us and disclose as appropriate how the amount of revenue for each impression is determined and how this amount determined relates to the transaction price for the performance obligation for the contract.

Response:

The Company acknowledges the Staff’s comment and supplementally responds as follows:

Programmatic advertising impressions are typically purchased based on the cost-per-thousand advertising impressions (“CPMs”). An advertiser or its advertising agency will determine what they are willing to pay for advertising impressions by way of a maximum CPM and publishers, like the Company, will determine what they are willing to accept for advertising impression by way of a minimum CPM.

For advertising impressions sold pursuant to programmatic advertising, the Company (and other publishers) will make its advertising impressions available to advertising demand sources and such demand sources may indicate at what CPM the source is willing to purchase the advertising impressions. The Company would look across the various demand sources and accept the advertisements with the highest CPM or otherwise reject the advertisements if they do not meet the minimum CPM threshold set by the Company. For direct advertising sales the Company would negotiate the CPM directly with the advertiser, its DSP or its advertising agency.

If the advertisements are played on the Loop Platform, the Company has fulfilled its performance obligation as a publisher of the advertisement.

United States Securities and Exchange Commission	August 11, 2023

9.	You state you evaluate all advertising revenue sources to determine if you should report revenues on a gross basis or net. Please tell what all your advertising revenue sources/types are and your consideration of presenting disaggregation of revenue by these sources pursuant ASC 606-10-50-5.

Response:

The Company acknowledges the Staff’s comment and supplementally responds as follows:

The Company’s revenue can be categorized into two streams: Advertising Revenue and Legacy and Other Revenue. The Company has evaluated ASC 606-10-50-5,and has disaggregated revenues in the notes to the Company’s financial statements, based on these two sources. Advertising Revenue is not further disaggregated, as the Company does not believe it is required to under ASC 606-10-50-5.

Advertising Revenue is generated by the Company by selling advertising impressions on the Loop Platform, consisting of both the O&O Platform and the Partner Platform. The Company’s advertising sales team works across both platforms, selling ad impressions for both platforms to the same DSPs and other demand sources. Revenue recognition for both Platforms is the same.

The Company considers itself the principal on all advertising transactions in which it sells ad impressions and thus reports revenues on a gross basis (net of advertising agency fees and commissions retained by advertising demand sources). The Company has evaluated ASC 606-10-50-5 and determined that there are no significant differences in the type of goods or services, geographical region, market or type of customer, contract type, contract duration, timing of transfer and sales channel between the O&O Platform and Partner Platform, and therefore would not require additional disaggregation of advertising revenue.

10.	You disclose you are considered the principal in your arrangements with content providers in the O&O Platform business and third-party partners in the Partner Platforms business. For advertising inventory provided to advertisers through the use of an advertising demand partner or agency whose fees or commission is calculated based on a stated percentage of gross advertising spending you disclose your revenues are reported net of agency fees and commissions. Please explain to us how you distinguish between these two types of arrangements.

Response:

On the O&O Platform, the Company is responsible for providing the content and infrastructure required to develop advertisement inventory available for purchase, as well as for providing the Loop Player devices used to display the content and advertisements.

On the Partner Platform, the Company is given access to third-party customers and screens to which content and advertisements can be delivered. The Company utilizes its technology, expertise and programmatic advertising infrastructure to source and deliver advertisements to the owner and operator of the third-party digital screens. The Company may also deliver curated content to the third-party screens, in instances where the owners or operators of such screens do not provide their own content for streaming.

United States Securities and Exchange Commission	August 11, 2023

The main distinction between the O&O Platform and the Partner Platform is how the advertising inventory is delivered. On the O&O Platform, advertisements are primarily delivered utilizing the Company’s infrastructure, including its Loop Players. Conversely, on the Partner Platform, advertisements are delivered using the Company’s internal infrastructure and the third-party platform partners network of pre-existing screens.

11.	In the first paragraph under Partner Platform on page 5 of your response to comment 3 you state your revenue from advertising contracts is recorded on a gross basis, after first deducting the Demand Partner fees. Please explain to us what these fees represent and how they are determined. Also, as requested in our comment, explain to us how you determine the amount of deduction of allocated infrastructure costs and the basis for your accounting.

Response:

Advertisers purchase digital advertising inventory from the Company primarily using DSPs (also referred to as Demand Partners). DSPs and advertising agencies actively work with advertisers to purchase advertising inventory, which they look to fill with the advertisers’ advertisements. The DSPs charge a fee or commission for the service that they provide the advertisers. The fees are calculated based on a stated percentage of gross advertising spending in pre-negotiated contractual agreements. The Company recognizes gross revenue net of these DSP fees.

The Company incurs infrastructure costs for operating the Partner Platform business such as streaming costs, storage costs, and other directly identifiable monthly costs. These costs are deducted from revenue share arrangements which are based on pre-agreed negotiated percentages. The net cost (Partner Platform revenue share less deductible expenses) is recorded as cost of revenue.

United States Securities and Exchange Commission	August 11, 2023

12.	Refer to your response to comment 3. In the second paragraph on page 4 you refer to further detail about the two revenue share arrangements used in both the O&O Platform and the Partner Platform. However, we did not identify this detail. Please clarify the detail about these two revenue share arrangements.

Response:

The Company acknowledges the Staff’s comment and has included the additional disclosure set forth below in its Form 10-Q for its quarter ended June 30, 2023 filed on August 9, 2023, and will include in future filings, with the Commission:

The revenue share arrangements in the O&O and Partner Platforms are included in the cost of revenue for each of these platforms.

The Company procures content, including its music video and certain third-party non-music content, under licenses that may contain a revenue share arrangement. The Company and the licensor of the content will negotiate and pre-agree the percentage of revenue to which each party will be entitled. The percentage of revenue paid to the third party will be included in the cost of revenue for our O&O Platform business. In our Partner Platform business, we currently do not stream content that is subject to a revenue share arrangement with a content licensor.

The content streamed on the Partner Platform will be content the Company procures on licenses that do not contain an element of revenue share or content provided by the third-party partner who owns and operates the screens on the Partner Platform. As such, there are no content partner revenue share arrangements on the Partner Platform. There is, however, a revenue share arrangement with the third-party partner who owns and operates the screens on the Partner Platform. The Company and the third-party partner will negotiate and pre-agree the percentage of revenue to which each party will be entitled. The percentage of revenue paid to the third-party partner who owns and operates the screens will be included in the cost of revenue.

13.	At the top of page 12 you refer to your switch to a free ad-supported business model. Please explain to us what this means and how it relates to the advertising-based model you moved to from which you generate revenue.

Response:

The Company acknowledges the Staff’s comment and supplementally responds as follows:

Historically, the Company operated a business model in which the OOH locations paid a monthly subscription fee to receive the Company’s service. In calendar year 2020, the Company promoted its free ad-supported business model to supplement the subscription-based business model. The ad-supported business model has been the primary driver of the Company’s revenue since its promotion.

The free ad-supported business model is financially supported by advertising revenue. Effectively, the OOH locations receive entertaining and highly curated content from the Company for free, without having to pay a monthly subscription fee. In return, the OOH locations agree to the delivery and publication of advertisements alongside that content in the OOH locations, which advertisements are viewed by the customers of the OOH locations. Advertisers are willing to pay to have their advertisements placed on the Loop Platform, with the potential of those customers viewing and acting on the advertisements.

United States Securities and Exchange Commission	August 11, 2023

Cost of revenue, page F-14

14.	The description of cost of revenue on page 56 differs from that on page F-14. Please reconcile these descriptions for us and in your disclosure as appropriate.

Response:

The Company acknowledges the Staff’s comment and has reconciled the disclosure in its Form 10-Q for its quarter ended June 30, 2023 filed on August 9, 2023 filed with the Commission, as requested.

15.	You disclose depreciation expense associated with Loop players is not included in costs of sales. It appears the Loop Player is integral to providing the service from which you generate your revenue. Please explain to us why the depreciation of this equipment is not included in your cost of revenue.

Response:

The Company acknowledges the Staff’s comment and supplementally responds as follows:

The Company accounts for Loop Players as fixed assets that the Company depreciates over the life of the assets. The Company maintains that these Loop Players are considered supplies that are part of our overall infrastructure costs and are not revenue generating items thus the depreciation expense is charged against SG&A costs. This treatment is consistent with the guidance in ASC 330-10-20.

The product or service that the company supplies is advertising inventory that is provided in conjunction with curated content. Content costs, streaming and hosting costs are part of our cost of revenue as they are directly related to the product or service that we offer. The Loop Player is the delivery mechanism that the Company has elected to use to deliver the advertising inventory and the content through the O&O platform, however, as seen in the Partner Platform business, the Loop Player is not integral to delivery of the Company’s content and advertising inventory as the Company’s content can be delivered through other means such as direct integrations with partner screens, as the Company does in its Partner Platform business.

United States Securities and Exchange Commission	August 11, 2023

Since the Loop Players are not integral to providing the service from which we generate revenue, the depreciation costs of these Loop Players are recorded in SG&A.

Any questions regarding the contents of this letter should be addressed to the undersigned at (973) 597-2476.

Very truly yours,

/s/Steven M. Skolnick
Steven M. Skolnick

cc. Neil Watanabe, CFO Loop Media, Inc.